Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-65684 and 333-83175 on Form S-8 of Old Point Financial Corporation and subsidiaries of our report dated February 12, 2006, relating to the consolidated balance sheets of Old Point Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2005 and 2004, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in the Old Point Financial Corporation and subsidiaries’ 2005 Form 10-K.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

March 13, 2006